1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 28, 2013

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Schwab Investments (File Nos. 33-37459 and 811-6200) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 105 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 109 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on January 31, 2013. PEA No. 105 relates to certain changes to the Schwab Treasury Inflation Protected Securities Fund, which is a series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on March 15, 2013.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 105, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: With respect to the Schwab Treasury Inflation Protected Securities Fund, please update the series and class identifiers on the EDGAR system to change the fund’s name to Schwab Treasury Inflation Protected Securities Index Fund.

Response: The Registrant confirms that it will update the series and class identifiers on the EDGAR system to change the fund’s name to Schwab Treasury Inflation Protected Securities Index Fund.

2.	Comment: In accordance with Rule 35d-1, please confirm that the Schwab Short-Term Bond Market Fund will have a dollar-weighted average maturity of three years or less.

Response: We confirm and note that the fund’s prospectus currently states that, “[u]nder normal circumstances, the dollar-weighted average maturity of the fund’s portfolio is not expected to exceed three years.”

3.	Comment: For funds that maintain a policy to invest at least 80% of their net assets in a specified type of security (“80% Policy”), please modify the funds’ prospectus disclosure related to those policies to clarify that each 80% Policy is applied to “net assets plus any borrowings made for investment purposes.”

Response: As provided in each fund’s Statement of Additional Information, the term “net assets” in a fund’s 80% Policy is defined to mean “net assets plus the amount of any borrowings for investment purposes.” Accordingly, the Registrant respectfully declines to include similar disclosure in each fund’s prospectus.

4.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen Cohen
Stephen T. Cohen

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